July 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ruairi Regan
Pam Howell

Re:	Groundfloor Loans 2 LLC
Amended Offering Statement on Form 1-A
Filed June 3, 2025
File No. 024-12552

Ladies and Gentlemen:

On behalf of our client, Groundfloor Loans 2 LLC (the “Company” or “Groundfloor Loans 2”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated June 10, 2025 (the “Comment Letter”) with respect to the above-referenced draft Amended Offering Statement on Form 1-A filed by the Company on June 3, 2025 (the “Offering Statement”).

Concurrently with the filing of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, a second amendment to the Amended Offering Statement (the “Second Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Offering Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Offering Statement.

Amended Offering Statement on Form 1-A filed June 3, 2025

General

1.	We note that you continue to include statements in your test the waters materials filed as Exhibit 13 that investors should sit back and relax as your money hits the target rate of 10%. We also note your website includes numerous statements about your targeted 10% return of your Flywheel portfolio. Please revise to distinguish clearly between the offering of securities by Groundfloor Loans 2 and other offerings and remove disclosure that would indicate a projected, targeted or expected return insofar as such projections would apply to securities of Groundfloor Loans 2. As previously noted in our January 24, 2025 letter, the company is a blind pool, and does not appear to have a basis for such projected returns.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the website.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 30, 2025

Appendix A: Prior Performance Tables

Table 1 - Experience in Raising and Investing Funds, page A-1

2.	Please explain and/or revise your disclosure to reconcile the dollar amounts raised (100%) for Groundfloor Finance Inc. and Groundfloor Real Estate 1 LLC as disclosed in Table I with the disclosure of aggregate dollar amounts raised for the two LRO Programs as disclosed in Table IV.

Response: In response to the Staff’s comment, the Company has revised Table I.

Table III - Annual Operating Results of Prior Real Estate Programs, page A-3

3.	We note your response to prior comment 4. It appears that amounts presented as "Gross revenues" for Groundfloor Finance Inc. actually reflect revenues, net of interest expense. Please revise the label of this line item or advise.

Response: In response to the Staff’s comment, the Company has revised the applicable label in Table III.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 415-395-8019 (office direct) or zachary.fallon@lw.com.

Very truly yours,

/s/ Zachary Fallon
Zachary Fallon
of LATHAM & WATKINS LLP